OSISKO GOLD ROYALTIES REPORTS
SECOND QUARTER 2017 RESULTS

Increases dividend by 25%

(Montreal, August 3, 2017) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to report its results for the second quarter of 2017. Amounts are in Canadian dollars unless otherwise noted.

Highlights – Q2 2017

  On June 5, 2017, announced the acquisition of a precious metals portfolio of assets from Orion Mine Finance Group (“Orion”) consisting of 74 royalties, streams and offtakes, including a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, all of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile; the acquisition was closed on July 31, 2017;
  Record quarterly gold equivalent ounces (“GEO”) earned of 10,8631 (12% increase compared to Q2 20162);
  Record quarterly revenues of $18.4 million (16% increase compared to Q2 2016);
  Net cash flows provided by operating activities of $14.1 million (compared to $15.9 million in Q2 2016);
  Net earnings attributable to Osisko’s shareholders of $11.0 million, $0.10 per basic share (compared to $15.7 million, $0.15 per basic share in Q2 2016);
  Adjusted earnings3 of $7.1 million, $0.07 per basic share3 (compared to $6.6 million, $0.06 per basic share in Q2 2016);
  Acquisition of additional common shares of Barkerville Gold Mines Ltd. (“Barkerville”), an associate of Osisko, for $38.9 million which increased Osisko’s holding to 33.4%;
  Acquisition of an additional 0.75% net smelter return (“NSR”) royalty on the Cariboo gold project from Barkerville for cash consideration of $12.5 million, which increased the NSR royalty held by Osisko on the Cariboo gold project to a total of 2.25% NSR; and
  Declaration of an eleventh quarterly dividend of $0.04 per common share paid on July 17, 2017 to shareholders of record as of the close of business on June 30, 2017.

Highlight – August 2017

  On August 3, 2017, declaration of a twelfth quarterly dividend of $0.05 per common share payable on October 16, 2017 to shareholders of record as of the close of business on September 30, 2017, representing a 25% increase from the previous quarter.
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[1]

Gold equivalent ounces includes NSR royalties in gold, silver and other cash royalties and the silver stream. Silver was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Refer to the portfolio of royalty and stream interests section for average metal prices used.

[2]	Three months ended June 30, 2016 or second quarter of 2016 (“Q2 2016”).
[3]

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this press release.

Sean Roosen, Chair of the Board and Chief Executive Officer, commenting on the second quarter activities: “Our efforts during the quarter were focused on entering and completing the transformational acquisition of the portfolio of royalties, streams and offtake assets from Orion. We are also pleased with the progress of our investee companies, which are part of our accelerator model, in advancing their respective gold development projects. We believe that Osisko is uniquely positioned to increase value for its shareholders in the near future with its growth oriented portfolio.”

Acquisition of Orion’s Portfolio

On July 31, 2017, Osisko acquired a precious metals portfolio of assets from Orion consisting of 61 royalties, 7 precious metal offtakes and 6 streams for US$506.8 million ($653.1 million4) in cash consideration, representing the agreed upon purchase price of US$500.6 million ($645.3 million4) plus an initial estimate of US$6.2 million ($7.8 million4) for the amounts received by Orion since June 1, 2017, the effective date of the transaction and the working capital acquired, and 30,906,594 common shares of Osisko issued to Orion (the “Purchase Price”) (the “Transaction”). The combination of Osisko and Orion’s portfolios results in Osisko holding a total of 131 royalties, streams and precious metal offtakes, including 16 revenue-generating assets. Through the Transaction, the Company gained a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, all of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile.

As part of the Transaction, CDP Investissements Inc., an affiliate of Caisse de dépôt et placement du Québec (“Caisse”) and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“Fonds F.T.Q.”) subscribed for $200 million and $75 million in common shares of Osisko, respectively, as part of a concurrent private placement (“Private Placement”) to fund a portion of the cash consideration and support the Transaction. A total of 18,887,363 common shares (“Private Placement Shares”) were issued at a price of $14.56 per share under the Private Placement. The Private Placement was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million).

A special meeting of Osisko shareholders was held on July 31, 2017, where the shareholders approved the Transaction and the Private Placement.

Following the Transaction, Orion, Caisse and its affiliates and Fonds F.T.Q. hold respectively approximately 19.7%, 12.1% and 5.5% of Osisko’s issued and outstanding common shares, based on the number of common shares of Osisko outstanding at the closing of the Transaction on July 31, 2017. Any sale of the shares issued to Orion is subject to certain restrictions, including a 12-month hold period and a broad distribution requirement.

The Company agreed to pay the cash portion of the acquisition in U.S. dollars for a fixed predetermined amount of US$500.6 million (representing $675.0 million at the signing of the agreement). Therefore, the Company entered in June 2017 into foreign exchange forward contracts for $275 million to acquire US$204 million and designated these contracts as cash flow hedges for accounting purposes. The balance of the cash portion of the acquisition price paid in U.S. dollars was paid from current cash and cash equivalent balances denominated in U.S. dollars for US$184.8 million ($230.8 million4) and the available revolving credit facility, which was drawn by US$118 million ($147.3 million4).

The Transaction with Orion will be accounted for as a business combination with Osisko as the acquirer. The assets acquired and the liabilities assumed are to be recorded at their estimated fair market values at the time of the closing of the acquisition, being July 31, 2017. The total transaction costs are estimated at $8.5 to $9.0 million, of which $1.0 million and $1.1 million are included in the statement of income for the three and six months ended June 30, 2017, respectively.

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[4]	Based on the Bank of Canada daily exchange rate of July 31, 2017.

Streams and offtake agreements acquired are subject to purchase commitments of gold, silver and diamonds, which are summarized in the Contractual Obligations and Commitments section of the Management and Discussion Analysis for the three and six months ended June 30, 2017 filed on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

Summary of Significant Royalty, Stream and Offtake Interests Acquired

Asset	Operator	Interest	Commodities	Jurisdiction	Stage

Renard	Stornoway Diamonds	Stream	Dia	Canada	Production

Mantos Blancos	Mantos Copper S.A.	Stream	Ag	Chile	Production

Brucejack	Pretium Resources	Stream & Offtake	Au	Canada	Production

Sasa	Lynx Resources Ltd	Stream	Ag	Macedonia	Production

Matilda	Blackham Resources	Offtake	Au	Australia	Production

Parral	GoGold Resources	Offtake	Au	Mexico	Production

San Ramon	Red Eagle Mining Corp.	Offtake	Au	Colombia	Production

Seabee	Silver Standard	3% NSR Royalty	Au	Canada	Production

Bald Mtn. Alligator Ridge	Kinross	1% NSR Royalty	Au	USA	Production

Bald Mtn. Duke/ Trapper	Kinross	4% NSR Royalty	Au	USA	Production

Brauna	Lipari	1% GRR(1) Royalty	Dia	Brazil	Production

Kwale	Base Resources	1.5% GRR Royalty	Il, Ru, Zi	Kenya	Production

Pan	GRP Minerals	4% NSR Royalty	Au	USA	Production

Amulsar	Lydian International	Stream & Offtake	Au, Ag	Armenia	Development

Back Forty	Aquila Resources	Stream	Ag	USA	Development

Gold Rock	GRP Minerals	4% NSR Royalty	Au	USA	Exploration

Casino	Western Copper & Gold	1.25% NSR Royalty	Au, Ag, Cu	Canada	Exploration

Cerro Del Gallo	Primero Mining	3% NSR Royalty	Au, Ag	Mexico	Exploration

Sao Jorge	GoldMining	1.25% NSR Royalty	Au	Brazil	Exploration

Spring Valley	Waterton	0.5% NSR Royalty	Au	USA	Exploration

Nimbus	MacPhersons Resources	Offtake	Au, Ag	Australia	Exploration

Yenipazar	Aldridge Minerals Inc.	Offtake	Au	Turkey	Exploration
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(1)	Gross revenue royalty (“GRR”)

Renard (Stornoway Diamond Corporation)

The Renard diamond mine is operated by Stornoway Diamond Corporation and is Québec's first and Canada's sixth producing diamond mine. It is located approximately 250 kilometres north of the Cree community of Mistissini and 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. Construction on the mine commenced on July 10, 2014, and commercial production was declared on January 1, 2017. Under the terms of the Renard Streaming Agreement, Osisko is entitled to a 9.6% of the Renard diamond mine production in exchange for payments of US$50 per carat, subject to increase of 1% annually after January 1, 2020.

Mantos Blancos (Mantos Copper S.A.)

Mantos Copper S.A. (“Mantos”) is a mining company focused on the extraction and sale of copper. The company owns and operates the Mantos Blancos mine and Mantoverde project located in the Antofagasta and Atacama regions in northern Chile. The Mantos stream agreement is for the life of mine and is based on 100% of the payable silver from the Mantos Blancos copper mine until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%. The purchase price for silver under the Mantos stream is 25% of the average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to Osisko. Mantos may elect to reduce the amount of refined silver to be delivered and sold to Osisko by 50%, in which case Mantos shall make a cash payment of US$70 million to Osisko.

Osisko has a right of first refusal in respect of a financing by Mantos of any royalty, stream, participation or production interest in gold at the Mantos Blancos copper mine or the Mantoverde mine prior to June 30, 2018.

Brucejack Stream (Pretium Resources Inc.)

Pretium Resources Inc.’s (“Pretium”) high-grade underground Brucejack gold mine announced commercial production on July 3, 2017. The Brucejack gold mine is located in northwestern British Columbia, approximately 65 kilometres north of Stewart, British Columbia and consists of 122,133 hectares (over 301,798 acres). The term of the Brucejack stream is the date on which Pretium has sold to Osisko 7,067,000 ounces of gold and 26,297,000 ounces of silver. If Pretium exercises the 2018 stream option, the metal percentage will be 3% (1.5% attributable to Osisko) and if Pretium exercises the 2019 stream option, it will be 4% (2% attributable to Osisko). Pretium may elect to repurchase all or a portion of the stream by one of the following options:

a)	Buy-Back 2018: Pretium has the right to repurchase the entire stream on December 31, 2018 for US$237 million (US$119 million attributable to Osisko);
b)	Buy-Back 2019 : Pretium has the right to repurchase the entire stream on December 31, 2019 for US$272 million (US$136 million attributable to Osisko);
c)	Buy-Down 2018 : Pretium has the right to reduce the stream from 8% to 3% by making a US$150 million payment on December 31, 2018 (US$75 million attributable to Osisko);
d)	Buy-Down 2019: Pretium has the right to reduce the stream from 8% to 4% by making a US$150 million payment on December 31, 2019 (US$75 million attributable to Osisko)

If Pretium does not exercise the right to reduce or repurchase the refined precious metals under the stream by December 31, 2019, US$20 million will be payable by Pretium (US$10 million attributable to Osisko) and an 8% (4% attributable to Osisko) stream will apply beginning January 1, 2020, with ongoing transfer payments of US$400 per ounce of gold and US$4.00 per ounce of silver.

Brucejack Offtake

The Brucejack Offtake agreement applies to sales from the first 7,067,000 ounces of refined gold (less any delivered ounces pursuant to the Brucejack Stream Agreement described above). Osisko is required to pay for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. The offtake obligation applies to 100% (50% attributable to Osisko) of refined gold produced at the Brucejack project less the percentage of refined gold to be delivered pursuant to the Brucejack stream agreement (being between 0% and 4% attributable to Osisko), subject to the reduction election described above. Pretium has the option to reduce the offtake obligation by one of the following options:

a)

On December 31, 2018, Pretium can elect to reduce the offtake obligation to either (i) 50% (25% attributable to Osisko) by paying US$11 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to Osisko) by paying US$11 per ounce multiplied by 0.75, on the remaining undelivered gold ounces; or

b)

On December 31, 2019 Pretium can elect to reduce the offtake obligation to either (i) 50% (25% attributable to Osisko) by paying US$13 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to Osisko) by paying US$13 per ounce multiplied by 0.75, on the remaining undelivered gold ounces.

Record Gold Equivalent Ounces Earned in Q2 and in the first semester of 2017

The Company’s portfolio of producing royalty and stream interests delivered a quarterly record 10,863 GEO in the second quarter of 2017 for a total of 21,280 GEO for the first semester of 2017. Increased production at Canadian Malartic, Éléonore and Vezza and our Gibraltar stream were the major contributors to the record quarterly GEO earned by the Company, while production at Island Gold decreased slightly when compared to the second quarter of 2016.

Royalties Earned (in GEO)

		Three months ended		Six months ended
		June 30,		June 30,
	2017	2016	2017	2016

Gold
Canadian Malartic	7,407	7,242	14,890	14,364
Éléonore	1,748	1,585	3,329	3,655
Island Gold	394	440	810	652
Vezza	326	221	675	221
Other	77	78	227	105
	9,952	9,566	19,931	18,997

Silver
Gibraltar (3 and 5 months)	800	-	1,109	-
Canadian Malartic	111	105	238	207
Vezza	-	-	2	-
	911	105	1,349	207

Total GEO	10,863	9,671	21,280	19,204

Revenues

	Three months ended June 30,
	2017			2016
	Average selling price per ounce ($)	Ounces Sold	Total revenues ($000’s)	Average selling price per ounce ($)	Ounces Sold	Total revenues ($000’s)

Gold sold	1,692	9,874	16,710	1,631	9,497	15,488
Silver sold	23	66,681	1,519	23	7,583	178
Royalties (paid in cash)	-	-	130	-	-	126
			18,359			15,792

	Six months ended June 30,
	2017				2016
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold sold	1,656	19,843	32,858		1,633	18,914	30,890
Silver sold	23	97,609	2,255		22	15,683	338
Royalties (paid in cash)	-	-	372		-	-	170
			35,485				31,398

In 2017 and 2016, 100% of revenues were earned from precious metals and from Canada.

Overview of Financial Results

  Revenues of $18.4 million compared to $15.8 million in Q2 2016;
  Gross profit of $14.4 million compared to $12.8 million in Q2 2016;
  Operating income of $5.9 million compared to $4.8 million in Q2 2016;
  Net earnings attributable to Osisko shareholders of $11.0 million or $0.10 per basic share and diluted share, compared to $15.7 million or $0.15 per basic and diluted share in Q2 2016;
  Adjusted earnings5 of $7.1 million or $0.07 per basic share4 compared to $6.6 million or $0.06 per basic share in Q2 2016;
  Net cash flows provided by operating activities of $14.1 million compared to $15.9 million in Q2 2016.

Revenues increased in the second quarter of 2017 as a result of higher in-kind royalties earned and sold. Gold royalties earned from the Canadian Malartic mine increased by 2% or 165 ounces (sales increased by 156 ounces), gold royalties earned and sold from the Éléonore mine increased by 10% or 163 ounces and gold royalties earned and sold from the Vezza mine increased by 105 ounces. In addition, Osisko received and sold 58,376 ounces of silver with respect to its Gibraltar silver stream. The average selling price of gold per ounce in Canadian dollars was higher in the second quarter of 2017 at $1,692 compared to $1,631 in the second quarter of 2016.

Gross profit reached $14.4 million in the second quarter of 2017 compared to $12.8 million in the second quarter of 2016 as a result of higher sales.

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[5]

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Press Release.

During the second quarter of 2017, operating income amounted to $5.9 million compared to $4.8 million in the corresponding period of 2016. The increase in operating income in 2017 is mainly the result of higher gross profit and cost recoveries from associates, lower exploration and evaluation expenses and a gain on disposal of exploration and evaluation assets (compared to a loss in the second quarter of 2016), partially offset by higher general and administrative expenses (“G&A”). The increase in G&A expenses is mainly due to higher share-based compensation expenses related to the deferred and restricted share units (higher number of units outstanding and increase in the expected objectives achievements as at June 30, 2017) and higher general costs due to the increased activities of the Company in 2017. Business development expenses were stable at $2.7 million, but include transaction costs related to the acquisition of Orion of $1.0 million in the second quarter of 2017.

The decrease in net earnings attributable to Osisko’s shareholders in the second quarter of 2017 is mainly the result of a foreign exchange loss and the absence of dividend income following the sale of the shares of Labrador Iron Ore Royalty Corporation (“LIORC”) in 2016 and early 2017, partially offset by higher interest income.

Adjusted earnings increased to $7.1 million compared to $6.6 million in the second quarter of 2016 as a result of higher gross profit, partially offset by an increase in G&A expenses.

Net cash flows provided by operating activities decreased in the second quarter of 2017 as a result of a lower positive impact of changes in non-cash working capital items when compared to the second quarter of 2016. Excluding changes in non-cash working capital items, net cash flows provided by operating activities were $13.7 million compared to $13.0 million in the corresponding period of 2016, mainly as a result of higher revenues and gross profit.

Producing Royalty and Stream Interests Update

Canadian Malartic Mine

One of the Company’s cornerstone assets is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (“Partnership”) created by Agnico Eagle Mines Limited and Yamana Gold Inc. (the “Partners”). At Canadian Malartic, guidance for 2017 and 2018 has been slightly increased due to a change in the life-of-mine plan. The Partners indicated that the updated plan provides for earlier access to higher grade zones that are located deeper in the Canadian Malartic pit. The Partnership is currently forecasting 600,000 ounces, 650,000 ounces and 640,000 ounces of gold production for 2017, 2018 and 2019 respectively6.

The Québec government has announced the approval of the Canadian Malartic extension project in April 2017. The expansion project will allow the mine to access the Barnat zone, which has softer ore and could allow for higher throughputs. Production activities are currently forecast to begin in late 2019, subject to obtaining ancillary certificates of authorization and the progress of the road diversion. As part of the approval, certain operating parameters were modified and clarified which are expected to enhance the operating efficiencies of Canadian Malartic.

In July 2017, the Partners announced record quarterly production and mill throughput at Canadian Malartic largely due to higher grades and increased volumes of softer ore being processed7.

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[6]	Refer to Agnico Eagle’s press release dated February 15, 2017, titled: “Agnico Eagle Reports Fourth Quarter and Full Year 2016 Results”
[7]	Refer to Agnico Eagle’s press release dated July 26, 2017, titled: “Agnico Eagle Reports Second Quarter 2017 Results”

Canadian Malartic (Odyssey Zones)8

In the first quarter of 2017, the Partnership announced an initial inferred mineral resource on the Odyssey zones at the Canadian Malartic mine. The Odyssey property lies on the east side of the Canadian Malartic property, approximately 1.5 kilometre east of the current limit of the Canadian Malartic open pit. Initial inferred mineral resources of 1.43 million ounces (20.7 million tonnes grading 2.15 grams per tonne “g/t” gold) for North and South Odyssey Zones were defined. The Partnership announced near-term production potential (2018-2020) from the Odyssey South underground. Osisko holds a 5% NSR royalty on the Odyssey South zone and a 3% NSR royalty on the Odyssey North zone.

Éléonore Mine

Osisko’s other cornerstone asset is a sliding-scale 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the James Bay region in Québec and operated by Goldcorp Inc. (“Goldcorp”). Gold production in 2017 is expected to total 315,000 ounces (+/-5%)9. The increase compared to 2016 is due to the continued ramp up of the mine. A life of mine study is underway to determine the sustainable mining rate from the Roberto deposit.

Goldcorp has reported10 that gold production for the three and six months ended June 30, 2017 was 11% lower and 2% higher, respectively, than the three and six months ended June 30, 2016. While the ramp up continues, the tonnes mined in the second quarter of 2017 were consistent with the prior year, as planned, as Éléonore focused on achieving additional development in order to support the longer term production rates. The mined grade is expected to increase in the second half of 2017 as a result of mine sequencing. Éléonore achieved a development rate of 51 meters per day in the first six months of 2017 compared to 47 meters per day in the first six months of 2016, which is designed to support the production ramp-up to 7,000 tonnes per day, expected to be achieved in late 2018 as planned.

Gibraltar Mine

In the first quarter of 2017, Osisko acquired from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko having a 75% interest in the Gibraltar copper mine (“Gibraltar”), a silver stream with reference to silver produced at Gibraltar, located in British Columbia, Canada. Osisko paid Taseko a cash consideration of US$33.0 million ($44.3 million) for the silver stream. In addition, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered.

Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco’s share of silver production thereafter. Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America. The life of mine yearly average production from Gibraltar is approximately 140 million pounds (“lbs”) of copper and 2.6 million lbs of molybdenum. With a large mineral reserve of 3.2 billion lbs of recoverable copper and 58 million lbs of molybdenum, the estimated mine life of the project is 23 years (proven and probable mineral reserves as of January 1, 2016). The acquisition is expected to increase Osisko’s production by approximately 200,000 ounces of silver for the next 14 years, increasing to an average of 350,000 ounces of silver for the remainder of the 23-year reserve life of Gibraltar. Any silver in respect of which a delivery is made after January 1, 2017, is subject to the stream. Osisko received its first delivery silver in March (which accounted for the months of January and February).

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[8]	Refer to Agnico Eagle’s press release dated July 26, 2017, titled: “Agnico Eagle Reports Second Quarter 2017 Results”
[9]	Refer to Goldcorp’s press release dated February 15, 2017, titled: “Goldcorp Reports Fourth Quarter and Full Year 2016 Results”
[10]	Refer to Goldcorp’s Management Discussion and Analysis for the three and six months ended June 30, 2017.

In July 2017, the production at the Gibraltar mine is expected to be slightly affected by the wild forest fires in the region that forced the mining and milling operations to be idled for a 4-day period.

Island Gold Mine11

In the second quarter of 2017, Richmont Mines Inc. (“Richmont”) announced that the Island Gold mine is now well positioned to achieve, or exceed, the high-end of production guidance for the year of 87,000-93,000 ounces following another solid quarterly production of 26,110 ounces of gold. The Island Gold mine reported record underground mine productivity of 1,148 tonnes per day, exceeding the late-2018 target rate of 1,100 tonnes per day. The mill averaged a record 940 tonnes per day and is expected to achieve the target rate of 1,100 tonnes per day once the mill expansion is completed in the latter part of 2018. Richmont also indicated that results from the Expansion Case Preliminary Economic Assessment completed on the Island Gold mine confirmed the positive economics of a low cost 1,100 tonne per day underground mine and mill expansion and represents another positive step forward in unlocking the potential of the Island Gold mine.

Investment Portfolio Update

During the three and six months ended June 30, 2017, Osisko acquired investments for $68.3 million and $131.1 million, respectively, and sold investments for $1.0 million and $23.5 million, respectively.

The following table presents the carrying value and fair value of the investments in marketable securities as at June 30, 2017 (in thousands of dollars):

Marketable	Carrying value(i)	Fair value(ii)
securities
	$	$

Associates	168,813	297,911
Other	123,596	123,596
	292,409	421,508

(i)

The carrying value corresponds to the amount recorded on the balance sheet, which is the equity method for the investments in marketable securities of associates and the fair value for the other investments in marketable securities, as per IFRS 9, Financial Instruments.

(ii)	The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at June 30, 2017.

Osisko Mining Inc.

As at August 3, 2017, the Company holds 29,552,034 common shares representing a 15.7% interest in Osisko Mining. Osisko owns a total 1.5% NSR royalty on the Windfall Lake gold project (“Winfall”). Osisko Mining is currently pursuing a 400,000 meter drilling program on Windfall.

Barkerville Gold Mines Ltd.12

As at August 3, 2017, the Company holds 127,705,560 common shares representing a 33.4% interest in Barkerville. Barkerville is focused on exploring and developing an extensive land package in the historical Cariboo Mining District of Central British Columbia. Barkerville is currently carrying out a 130,000 meter exploration drilling program and reported that the company has received all permits to initiate production from its Bonanza Ledge underground project at an initial rate of 150,000 tonnes per year. In April 2017, Barkerville announced a new discovery from their ongoing 130,000 metre Phase II Island Mountain and Valley Zone exploration drilling program at the Company’s Cariboo Gold Project.

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[11]	Refer to Richmont’s press release dated July 13, 2017, titled: “Richmont Mines Reports Strong Operational Second Quarter…”
[12]

Refer to Barkerville’s press release dated April 17, 2017, titled “BGM intersects 19.20 g/t AU over 54.40 meters and 11.42 g/t AU over 28.55 meters at shaft zone” and Barkerville’s website at www.barkervillegold.com and on SEDAR for additional information.

In April, 2017, Osisko acquired an additional 0.75% NSR royalty on the Cariboo gold project for cash consideration of $12.5 million, increasing the total NSR royalty held by Osisko to 2.25% NSR. The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2016, however, Osisko will retain a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

Falco Resources Ltd.13

As at August 3, 2017, the Company holds 23,927,005 common shares representing a 13.3% interest in Falco Resources Ltd. (“Falco”). In 2016, Falco published an initial PEA on the Horne 5 Project. Falco is currently working on a feasibility study, which is expected to be released in the third quarter of 2017, and an environmental impact assessment for the Horne 5 Project, which expected to be released by the end of 2017. In February 2017, Falco also announced it had initiated a 40,000 metre exploration drill campaign on its large 668 square kilometre land package in the Rouyn-Noranda Camp, which surrounds its 100% owned Horne 5 Project.

In May 2016, Osisko provided a $10.0 million loan to Falco with an 18 month maturity and bearing interest at 7%. Under the terms of the loan, Falco and Osisko shall negotiate, by the end of October 2017, the terms, conditions and form of a silver and/or gold stream agreement (“Stream Agreement”) whereby Osisko may provide Falco with a portion of the development capital required to build the Horne 5 Project. In this case, the principal amount of the loan and any accrued interest will be applied against the stream deposit. At the maturity date, if Falco and Osisko have not concluded a Stream Agreement, the principal amount of the loan will be converted into a 1% NSR royalty on the Horne 5 Project and accrued interests will be paid in cash.

Labrador Iron Ore Royalty Corporation

Over the course of the fourth quarter of 2016 and January 2017, Osisko sold its 9.8% interest in LIORC. The Company received $113.4 million in proceeds (including $98.2 million in 2016). Since the initial investment in LIORC, the Company received $10.7 million in dividends (including $6.3 million in 2016 and $0.2 million in 2017). A 17.4% 14 return was realized on the investment in LIORC. As Osisko’s interest has now been completely liquidated, the Company will not be receiving non-taxable dividend income going forward.

Exploration and Evaluation Activities

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was amended in 2017 to create two separate earn-in agreements. The amendment was necessitated by the optioning of the Kan Project to Barrick Gold Corporation.

As a result of this transaction, the exploration and evaluation activities have been significantly reduced and will be concentrated on the Coulon project (James Bay area). The estimated investments for 2017 are estimated at $3.1 million ($1.7 million net of estimated exploration tax credits), of which about $2.2 million will be financed by Québec institutions and other partners. During the three and six months ended June 30, 2017, the investments amounted respectively to $0.9 million and $1.7 million, net of tax credits. A 10,000 meter drilling program and a preliminary economic assessment was initiated in the first quarter of 2017.

______________________________________________
[13]	Refer to Falco’s press release dated February 20, 2017, titled: “Falco Commences 40,000 Metre Drill Program”
[14]

Total return on investment is a non-IFRS financial performance measure, which has no standard definition under IFRS. Total return calculation is the sum of the capital gains and dividends divided by the cost of the investment and represents the return earned through the life of the investment.

On October 20, 2017 (or before under certain conditions), the non-controlling shareholders of Mines Coulon Inc., the subsidiary holding the Coulon project, have the option to convert their shares of Mines Coulon Inc. for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of the Company based on the fair market value of the Company’s shares at the time of conversion. As at June 30, 2017, the non-controlling shareholders had invested an aggregate of $16.0 million.

Dividends

Osisko has declared dividends for the last 12th consecutive quarters.

On July 17, 2017, Osisko paid an eleventh quarterly dividend of $0.04 per common share to shareholders of record as of the close of business on June 30, 2017.

On August 3, 2017, Osisko declared a twelfth quarterly dividend of $0.05 per common share payable on October 16, 2017 to shareholders of record as of the close of business on September 30, 2017.

2017 Outlook

Osisko’s 2017 outlook on royalty, stream and precious metal offtake interests is based on the publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, for the Éléonore mine published by Goldcorp, for the Renard mine published by Stornoway Diamond, for the Brucejack mine published by Pretium, and for the Island Gold mine published by Richmont Mines. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers, which is the case for the SASA mine and the Mantos Blancos mine, or uses management’s best estimate.

Attributable gold equivalent ounces for 2017 were increased following the acquisition of the Orion portfolio and are now estimated between 55,300 and 65,700 GEOs (compared to 43,300 and 46,100 GEOs prior to the acquisition of Orion’s portfolio). The updated estimate includes the impact of the assets acquired from Orion for five months (August to December).

For our 2017 guidance, silver and cash royalties have been converted to GEOs using commodity prices of US$1,250 per ounce of gold, US$18 per ounce of silver and US$116 per carat for diamonds and an exchange rate (US$/C$) of 1.30.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings”, “Adjusted Earnings per basic share” and “Gold Equivalent Ounces” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with International Financial Reporting Standards (“IFRS”), provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To determine its method of calculation, the Company has reviewed, during the first quarter of 2016, similar adjusted earnings calculations by its peers. Following this review, the Company has decided to exclude the gains and losses on foreign exchange from its adjusted earnings and adjusted earnings per share as they do not reflect the operating performance of the Company.

Adjusted Earnings and Adjusted Earnings per basic Share

“Adjusted earnings” is defined as “Net earnings (loss) attributable to Osisko’s shareholders” less certain items: “Foreign exchange gain (loss)”, “Impairment of exploration and evaluation assets”, “Gains (losses) on disposal of evaluation and evaluation assets”, “Write-off of property and equipment”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended		Six months ended
		June 30,		June 30,
	2017	2016	2017	2016

(in thousands of dollars, except per	$	$	$	$
share amounts)

Net earnings attributable to Osisko’s shareholders	11,043	15,737	15,119	15,677

Adjustments:
Foreign exchange loss (gain)	6,113	(644)	7,528	13,076
Unrealized gain on investments	(14,598)	(14,335)	(16,622)	(19,550)
Share of loss of associates	1,516	1,414	2,961	2,396
Loss (gain) on disposal of exploration and evaluation assets	(20)	312	(20)	312
Deferred income tax expense	2,023	4,066	3,744	3,302
Transaction costs	995	-	1,065	-

Adjusted earnings	7,072	6,550	13,775	15,213

Weighted average number of common shares outstanding (000’s)	106,656	106,374	106,617	102,733

Adjusted earnings per basic share	0.07	0.06	0.13	0.15

Q2 2017 Results Conference Call

Osisko will host a conference call on Friday, August 4, 2017 at 11:00 EDT to review and discuss its 2017 second quarter results.

Those interested in participating in the conference call should dial in at 1-(647) 788-4922 (international), or 1-(877) 223-4471 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 2:00pm EDT on August 4, 2017 until 11:59 pm EDT on August 11, 2017 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 51185218.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Following the the Orion transaction, Osisko now holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.7% interest in Osisko Mining Inc., a 14.7% interest in Osisko Metals Ltd., a 13.3% interest in Falco Resources Ltd. and a 33.4% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. For more information, visit www.osiskogr.com.

For further information please contact, please contact Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and mineral resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and transactions and the estimate of gold equivalent ounces to be received in 2017. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams and offtakes held by Osisko (gold and silver); fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests, influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from mineral resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2017	2016
	$	$

Assets

Current assets
Cash and cash equivalents	348,642	499,249
Short-term investments	1,547	2,100
Accounts receivable	7,139	8,416
Other assets	674	974
	358,002	510,739

Non-current assets
Investments in associates	168,813	82,902
Other investments	143,023	108,409
Royalty and stream interests	543,202	494,768
Property and equipment	259	266
Exploration and evaluation	101,800	100,038
Goodwill	111,204	111,204
Deferred income taxes	12,208	7,978
	1,438,511	1,416,304

Liabilities

Current liabilities
Accounts payable and accrued liabilities	5,829	7,438
Dividends payable	4,270	4,266
Derivative financial instruments	10,484	-
Provisions and other liabilities	7,492	4,153
	28,075	15,857

Non-current liabilities
Long-term debt	46,236	45,780
Provisions and other liabilities	15,043	12,433
Deferred income taxes	130,855	127,930
	220,209	202,000

Equity
Share capital	913,050	908,890
Warrants	30,901	30,901
Contributed surplus	11,756	11,411
Equity component of convertible debenture	3,091	3,091
Accumulated other comprehensive income (loss)	(733)	7,838
Retained earnings	258,544	250,306
Equity attributable to Osisko Gold Royalties Ltd shareholders	1,216,609	1,212,437
Non-controlling interests	1,693	1,867
Total equity	1,218,302	1,214,304
	1,438,511	1,416,304

Osisko Gold Royalties Ltd
Consolidated Statements of Income
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended		Six months ended
		June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$

Revenues	18,359	15,792	35,485	31,398

Cost of sales	(271)	(138)	(373)	(166)
Depletion of royalty and stream interests	(3,675)	(2,812)	(6,994)	(5,834)
Gross profit	14,413	12,842	28,118	25,398

Other operating expenses
General and administrative	(6,742)	(5,307)	(12,897)	(9,120)
Business development	(2,698)	(2,736)	(4,963)	(4,822)
Exploration and evaluation	(42)	(373)	(84)	(695)
Gain (loss) on disposal of exploration and evaluation assets	20	(312)	20	(312)
Cost recoveries from associates	907	663	1,897	1,403
Operating income	5,858	4,777	12,091	11,852
Interest income	1,128	766	2,406	1,317
Dividend income	-	1,572	-	3,144
Finance costs	(984)	(960)	(1,933)	(1,553)
Foreign exchange gain (loss)	(6,125)	643	(7,545)	(13,086)
Share of loss of associates	(1,516)	(1,414)	(2,961)	(2,396)
Other gains, net	14,598	14,335	16,622	19,550
Earnings before income taxes	12,959	19,719	18,680	18,828
Income tax expense	(2,023)	(4,066)	(3,744)	(3,302)
Net earnings	10,936	15,653	14,936	15,526

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	11,043	15,737	15,119	15,677
Non-controlling interests	(107)	(84)	(183)	(151)

Net earnings per share attributable to Osisko Gold Royalties Ltd’s shareholders
Basic	0.10	0.15	0.14	0.15
Diluted	0.10	0.15	0.14	0.15

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
		June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
Operating activities
Net earnings	10,936	15,653	14,936	15,526
Adjustments for:
Share-based compensation	3,669	3,220	6,331	4,779
Depletion and amortization	3,710	2,867	7,062	5,949
Share of loss of associates	1,516	1,414	2,961	2,396
Net loss (gain) on acquisition of investments	(315)	(8,801)	2,283	(8,913)
Net gain on dilution of investments in associates	(11,976)	(2,566)	(16,809)	(3,219)
Net gain on disposal of investments	(632)	-	(632)	(3,410)
Change in fair value of financial assets at fair value through profit and loss	(1,675)	(2,968)	(1,464)	(4,008)
Deferred income tax expense	2,023	4,066	3,744	3,302
Loss (gain) on disposal of exploration and evaluation assets	(20)	312	(20)	312
Foreign exchange gain (loss)	6,113	(644)	7,528	13,076
Other	334	400	784	665
Net cash flows provided by operating activities before changes in non-cash working capital items	13,683	12,953	26,704	26,455
Changes in non-cash working capital items	403	2,911	(605)	(771)
Net cash flows provided by operating activities	14,086	15,864	26,099	25,684

Investing activities
Net decrease in short-term investments	1,000	-	500	100
Acquisition of investments	(68,306)	(13,291)	(131,125)	(18,899)
Proceeds on disposal of investments	969	7,201	23,481	9,346
Acquisition of royalty and stream interests	(12,500)	(20,000)	(55,428)	(49,500)
Proceeds on sale of royalty and stream interests	-	-	-	3,630
Property and equipment	(17)	(33)	(61)	(80)
Exploration and evaluation, net of tax credits	(1,613)	(2,261)	(371)	(5,084)
Net cash flows used in investing activities	(80,467)	(28,384)	(163,004)	(60,487)

Financing activities
Issuance of convertible debenture	-	-	-	50,000
Issuance of common shares and warrants	1,516	1,581	2,385	176,513
Investment from non-controlling interests	-	-	1,292	3,637
Issue expenses	-	(249)	-	(8,009)
Financing fees	-	(12)	-	(844)
Normal course issuer bid purchase of common shares	-	-	(1,822)	-
Dividends paid	(3,947)	(3,962)	(8,029)	(7,436)
Net cash flows provided by (used in) financing activities	(2,431)	(2,642)	(6,174)	213,861
Increase (decrease) in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents	(68,812)	(15,162)	(143,079)	179,058
Effects of exchange rate changes on cash and cash equivalents	(6,113)	644	(7,528)	(13,076)
Increase (decrease) in cash and cash equivalents	(74,925)	(14,518)	(150,607)	165,982
Cash and cash equivalents – beginning of period	423,567	439,009	499,249	258,509
Cash and cash equivalents – end of period	348,642	424,491	348,642	424,491